GOVERNMENT FUND

INDEX COMPARISONS

Compares performance of the Government Fund Class A shares and Class C shares to the Lehman Brothers Intermediate Government Bond Index, and the Consumer Price Index for the periods ended March 31, 2001. On March 31, 2001, the weighted average securities ratings of the Index and the Fund were AAA and AAA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 3.9 years and 4.6 years, respectively. Class A shares became available on November 16, 1987, and Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.



Government Fund Class A Shares



Government Fund Class C Shares

Average Annual Total Returns (periods ending 3/31/01)(at max. offering price)

A Shares

One Year:	9.68%
Five Years:	5.77%
Ten Years:	6.28%
From Inception (11/16/87):	6.82%

Average Annual Total Returns (periods ending 3/31/01)

C Shares

One Year:	10.94%
Five Years:	5.66%
From Inception (9/1/94):	5.97%

INCOME FUND

INDEX COMPARISONS

Compares performance of the Income Fund Class A shares and Class C shares to the Lehman Brothers Intermediate Government Corporate Bond Index and the Consumer Price Index for the periods ended March 31, 2001. On March 31, 2001, the weighted average securities ratings of the Index and the Fund were A and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.3 years and 4.4 years, respectively. Class A shares became available on October 1, 1992 and Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.


Income Fund Class A Shares
$20,000
15,000
10,000
5,000
0
10/92
2/96
3/01
Lehman Govt. Corp/Int. Index
Fund A Shares
CPI


Income Fund Class C Shares
$20,000
15,000
10,000
5,000
0
9/94
11/93
3/01
Lehman Govt. Corp/Int. Index
Fund C Shares
CPI

Average Annual Total Returns (periods ending 3/31/01)(at max. offering price)

A Shares	
One Year	9.51%
Five Years:	6.33%
From Inception (10/1/92):	6.18%

Average Annual Total Returns (periods ending 3/31/01)

C Shares	
One Year	10.74%
Five Years:	6.22%
From Inception (9/1/94):	6.33%

Thornburg Limited Term U.S. Government Fund - Class A Outperformed U.S. Government Money Market Index

Return from a hypothetical $10,000 Investment 3.31.91 to 3.31.01



Lipper U.S. Gov't Money Market Index	**Thornburg Limited Term U.S. Government Fund**

....

The chart above is for the Fund's Class A Shares only. Class C Shares and Class I Shares have different sales charges and expenses. See the inside front cover page for the 30-day SEC yield and the total returns at the maximum offering prices for one year, five years, and since inception for the Class A and C shares of the Fund.

Return for the money fund average is based upon 30-day yield quotations for taxable money funds as quoted in "Lipper US Government Money Market Index" for the months covered by this analysis. The return for Limited Term US Government Fund is based upon the dividends paid for the months covered by this analysis, the beginning offering price of $12.29 per share and the ending NAV of $12.48 per share. These investments returned the $10,000 initial investment in addition to the amounts shown above.

Note 1: Future performance of any of these investments may bear no relationship to prior performance.

Note 2: This analysis does not take into account the effect, if any, caused by taxes. The average money market fund increases shown above may differ from the return fo a particular money market fund. It is not possible to invest in this money fund average.

Note 3: Generally, money market funds seek to maintain an investment portfolio with an average maturity of 90 days or less. Limited Term US Government Fund invests in short-to-intermediate maturity US Government and agency obligations. The net asset value of the money funds did not flucuate. The net asset value of the Class A Shares of LTUSX did vary from time to time, and will continue to vary in the future due to the effect of changes in interest rates on the value of the investments the Fund holds. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

Note 4: This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. LTUSX also declares dividends daily and pays them monthly.

Thornburg Limited Term Income Fund - Class A Outperformed Lipper Money Market Index

Return from a hypothetical $10,000 Investment 3.31.96 to 3.31.01



The chart above is for the Fund's Class A Shares only. Class C Shares and Class I Shares have different sales charges and expenses. See the inside front cover page for the 30-day SEC yield and the total returns at the maximum offering prices for one year, five years, and since inception for the Class A and C shares of the Fund.

Return for the money fund average is based upon 30-day yield quotations for taxable money funds as quoted in "Lipper Money Market Index" for the months covered by this analysis. The return for Limited Term Income Fund is based upon the dividends paid for the months covered by this analysis, the beginning offering price of $12.23 per share and the ending NAV of $12.31 per share. These investments returned the $10,000 initial investment in addition to the amounts shown above.

Note 1: Future performance of any of these investments may bear no relationship to prior performance.

Note 2: This analysis does not take into account the effect, if any, caused by taxes. The average money market fund increases shown above may differ from the return fo a particular money market fund. It is not possible to invest in this money fund average.

Note 3: Generally, money market funds seek to maintain an investment portfolio with an average maturity of 90 days or less. Limited Term Income Fund invests in short-to-intermediate maturity fixed income obligations. The net asset value of the money funds did not flucuate. The net asset value of the Class A Shares of THIFX did vary from time to time, and will continue to vary in the future due to the effect of changes in interest rates on the value of the investments the Fund holds. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

Note 4: This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. THIFX also declares dividends daily and pays them monthly.